EXHIBIT 99.1

SUMMARY

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities Exchange Act of 1934
Announcements sent to the London Stock Exchange
National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Update - Routine announcements in the period to 6 January 2022

5 January 2022	Director/PDMR Shareholding
4 January 2022	Director/PDMR Shareholding
4 January 2022	Total Voting Rights
29 December 2021	Director/PDMR Shareholding
13 December 2021	Director/PDMR Shareholding
8 December 2021	Holdings(s) in Company
8 December 2021	Director/PDMR Shareholding
6 December 2021	Director/PDMR Shareholding
3 December 2021	Director/PDMR Shareholding
1 December 2021	Total Voting Rights
23 November 2021	Director/PDMR Shareholding

Note: During the period a ‘same day’ Form 6-Ks were issued in respect of the following National Grid plc announcements:

9 December 2021	SCRIP Dividend for 2021/22 Interim Dividend
1 December 2021	Final RIIO-ED2 business plans
23 November 2021	Board Changes